Orange 21 Inc. 2070 Las Palmas Drive Carlsbad, CA 92011 PH: (760) 804-8420 FX: (760) 804-8442 www.orangetwentyone.com

Via Edgarlink and Overnight Delivery

May 20, 2008

Mr. Jay Webb

U.S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 6010

Washington, D.C. 20549

Re:	Orange 21 Inc.

Form 10-K for the year ended December 31, 2007 filed April 8, 2008

File No. 0-51071

Dear Mr. Webb:

This letter is being filed by Orange 21 Inc. (the “Company”) in response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated May 12, 2008 (the “Comment Letter”) regarding the Company’s above-referenced periodic report.

The numbering of the paragraph below corresponds to the numbering of the Comment Letter, the text of which is incorporated into this response letter for your convenience. Capitalized terms used but not defined herein shall the meanings assigned in the above-referenced periodic report.

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis, page 27

Backlog, page 32

1.	We note you indicate you experienced delays in manufacturing and shipping products during 2007 and 2006 that had a material effect on your operations. You also indicate that such delays may continue to have a material effect on your operations. Tell us (and please disclose and quantify in future filings) the actual or expected effect these delays had on your operations, liquidity and capital resources. Also, explain more fully the cause and nature of the delays, the steps management has taken to mitigate the delays and the reason management believes such delays will or will not continue.

Response: The Company has determined that prior delays in manufacturing and shipping products which were previously quantified in the Company’s disclosure have been mitigated and substantially remediated. Although the Company always faces the risk of delays in the manufacturing and shipping of its products, currently the Company is not aware of any extraordinary risk of delays existing that would have a material adverse effect on its operations, liquidity and capital resources. Accordingly, the Company plans to remove the specific language from its future filings with the Commission.

Any comments or questions should be directed to Jerry Collazo, CFO, at (760) 444-9782 or by fax at (760) 804-8442 with a copy to the Company’s outside counsel, Christopher Forrester, Morrison & Foerster LLP at (858) 720-5110 or by fax at (858) 523-2809.

Thank you for your assistance in this matter.

Sincerely,

Orange 21 Inc.

/s/ Mark Simo	/s/ Jerry Collazo
Mark Simo, Chief Executive Officer	Jerry Collazo, Chief Financial Officer